Felt+Fat

Graham Brosius <[redacted]>

[PREVIEW] Investing in community

Felt+Fat <info@feltandfat.com>
To: Graham Brosius <[redacted]>

Fri, Nov 1, 2024 at 12:55 PM

Felt+Fat

Hi Friend,

This is Nate again, founder and CEO of Felt+Fat ceramics. It's been a week since we launched our community capital raise and the response has been amazing! We've already had over $54,000 invested in this short period and we are so grateful for your belief in this thing we are doing.

I wanted to take a moment to talk about what makes Felt+Fat different and why someone might consider investing in a community manufacturer.

Today, the model for a lot of brands consists of a small team of marketing experts picking through catalogs from an overseas factory, repackaging those goods and selling them at a 300%+ markup. Their goal is to capture enough market share quickly so that they can flip the brand to a private equity firm and move onto the next venture.

At Felt+Fat, we believe that a return on investment is measured in more than dollars (though we know those are important too!) An investment in us means providing high quality jobs for a community that needs them. It means preserving knowledge and skills that may die out in our country otherwise. It means valuing quality over commodity. In short, investment in Felt+Fat means investing in the future of American pottery manufacturing.

I'm excited and humbled to see the interest so far and I'd love to have you join in our community too. Please click the link below to learn more.

Learn More



Nathaniel Mell | Founder, CEO. etc.
www.feltandfat.com | WeFunder.com/feltandfat
[redacted] | @feltandfat

Felt+Fat 3750 M St Philadelphia, Pennsylvania 19124